SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2009

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Second Quarter 2009 Financial Results dated August 13, 2009.

                                                                          ITEM 1

Internet Gold Reports Second Quarter 2009 Financial Results

Company Reports Another Quarter of Record Operating Cash Flow

Press Release

Source: Internet Gold

On Thursday August 13, 2009, 1:23 am EDT

PETACH TIKVA, Israel, August 13 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the second quarter of 2009.

    Highlights

    - Strong revenues and EBITDA: Second quarter revenues up 10% to NIS 309 million; adjusted EBITDA up16% to NIS 71 million.

    - Strong operating cash flow: NIS 58 million in Q2 2009. Net outstanding financial debt as of June 30, 2009 decreased by NIS 133 million from the beginning of 2009.

    - 012 Smile.Communications: Delivers excellent performance while continuing to investigate growth opportunities

    - Record performance in EBITDA and cash flow from operations

    - Broadband segment revenue increases by 14%

    - International long distance (ILD) business up year-over-year and quarter-over-quarter

    - Total of 120,000 local telephony lines as of the end of the quarter and continues to grow

    - Smile.Media continues to achieve stable growth in revenues, positive cash flow and bottom line profitability.

    - Share and bond buy-back programs continue.



    (in millions of NIS) Q2'09    Q2'08    Q1'09 vs. Q1'08
    Revenues              309     281            10%
    Gross Profit           94      91             3%
    Operating Income       40      29            38%
    Adjusted EBITDA        71      61            16%
    Net Income (Loss)      23      (8)          288%

Financial Results for the Second Quarter

Revenues: Revenues for the second quarter of 2009 were NIS 309 million (US $79 million), a 10% increase compared with NIS 281 million in the second quarter of 2008. The increase in revenues reflects the results delivered by 012 Smile.Communications together with the modest contribution of Smile.Media.

Adjusted EBITDA: Adjusted EBITDA for the second quarter of 2009 was NIS 71 million (US $18 million), a 16% increase compared with NIS 61 million for the second quarter of 2008. For more information regarding the use of non-GAAP financial measures, please see the notes in this press release.

Financial Expenses (Income), Net: Financial income net, for the second quarter of 2009 totaled NIS 4.3 million (US $1.1 million) compared with NIS 32.6 million expenses in the second quarter of 2008. In the second quarter of 2009, the Company recorded NIS 16 million (US $4 million) of financial expenses associated with the decrease of the exchange rate of the US dollar against the NIS, and NIS 29 million (US $7.4 million) expenses associated with the company bond series. In addition, during the second quarter of 2009, the market price of certain of the Company's investments increased as a result of the global improvement in the capital markets. The Company has classified these investments as marketable securities and is required to mark these investments to market value.

Net Results: On a U.S. GAAP basis, the Company recorded net income for the second quarter of 2009 of NIS 23.2 million (US $5.9 million), or NIS 1.26 (US $0.32) per share on a fully diluted basis. This compares to a net loss of NIS 8 million, or NIS 0.37 per share on a fully diluted basis for the second quarter of 2008.

Capital Resources

The Company's cash, cash equivalents and marketable securities as of June 30, 2009 were NIS 613 million (US $156 million). Total assets as of June 30, 2009 were NIS 1,969 million (U.S. $503 million) and total bank debt was NIS 36 million (U.S. $9.2 million). Shareholders' equity as of June, 30 2009 was NIS 419 million ($107 million), representing 21% of total assets. The Company's current ratio as of June, 30 2009 was 2.1, while the ratio of net debt to EBITDA was 1.2, which is within the target range established by management.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "The second quarter was, again, a strong quarter for our group. The primary driver of our results remains our communications segment which has achieved superb operating results in all parameters as a leader in the Israeli communications market. 012 Smile continued to build its core business and expand its base of VOB domestic telephony subscribers. We are also pleased that our media segment presented an additional quarter of stable growth with net and operating profitability. In parallel, our strong cash position enhances the financial stability of our group, creating the strong platform we need to move forward with our growth strategy."

Mr. Holtzman continued, "Taken as a whole, we are optimistic about new opportunities in our growing communication market and believe that we are in a good position to go after new opportunities, taking our company to the next level."

Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC):

012 Smile.Communications reported improved quarterly revenues of NIS 291 million (US $74 million) for the quarter ended June 30, 2009, compared to NIS 264 million for the same period in 2008, a 10% increase. Revenue from broadband services increased to NIS 150 million (US $38 million) for the quarter ended June 30, 2009 compared to NIS 132 million for the second quarter of 2008, an increase of 14%. Revenue from traditional voice services for the quarter was NIS 141 million (US $36 million) compared to NIS 132 million for the same period last year.

Operating income for the second quarter of 2009 increased to NIS 41 million (US $10.5 million) compared with NIS 33 million for the same period last year. Operating income for the second quarter of 2009 benefited from a one-time gain of NIS 3.8 million (US $1 million) from a decrease in provision for contingent liabilities as a result of a change in the status of a legal dispute.

Adjusted EBITDA for the second quarter of 2009 increased to a record NIS 71 million (US $18 million) compared with NIS 63 million for the same period last year.

Smile.Media Ltd.: Smile.Media delivered another consecutive quarter of operating income and net income during the second quarter of 2009. The segment's revenues for the second quarter were NIS 18 million (US $4.6 million), derived primarily from its e-commerce businesses. The subsidiary's operating income for the second quarter of 2009 reached NIS 0.7 million (US $0.2 million) compared with a loss of NIS 2 million for the same period last year. Net income for quarter ended June 30, 2009 increased to NIS 0.3 million (US $85,000) compared to a loss, of NIS 3 million for the same period in 2008, Adjusted EBITDA for the second quarter of 2009 increased to NIS 1.1 million (US $0.3 million) compared with a loss of NIS 0.2 million for the same period last year.

Other: During the second quarter of 2009, Internet Gold incurred operating expenses of approximately NIS 1.3 million (US $0.33 million). These expenses were primarily for activities related to the Company's listing on public securities exchanges, including expenses such as investor relations, Sarbanes Oxley compliance, insurance and legal expenses and for the continued investigation of potential joint venture and M&A opportunities.

    Buyback Programs

    - Share Repurchase Program: The Company repurchased 423,374 of its ordinary shares during the quarter ended June 30, 2009. The total number of Internet Gold shares repurchased through the Company's share repurchase programs as of June 30, 2009 reached 5,366,668 shares, bringing the number of total outstanding shares as of June 30, 2009 to 18,151,738. From June 30, 2009 to August 10, 2009, an additional 72,391 shares were repurchased, reducing the total number of outstanding shares to 18,079,347 as of August 10, 2009.

    - Bond Repurchase Program: The Company did not repurchase any of its bonds during the quarter or to date. As of June 30, 2009, NIS 78,724,338 par value of Series A bonds and NIS 417,285,630 par value of Series B bonds, remain outstanding.

Notes:

Non-GAAP Measurements Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net impairment and other charges, income attributable to non-controlling interest, expenses recorded for stock compensation in accordance with SFAS 123(R), income tax expenses and depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Convenience Translation to Dollars For the convenience of the reader, the reported NIS figures of June 30, 2009 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of June 30, 2009 (NIS 3.919 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 74.79% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

    Consolidated Balance Sheets (in thousands)
                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                    $1 = NIS
                                                                       3.919
                                           June 30 December 31       June 30
                                              2009        2008          2009
                                          (Unaudited) (Audited)   (Unaudited)
                                              NIS thousands       $ thousands
    Current assets
    Cash and cash equivalents              136,481      86,090       34,826
    Marketable securities                  476,340     214,895      121,546
    Trade receivables, net                 219,349     217,796       55,971
    Related parties receivable               2,215       1,729          565
    Prepaid expenses and other              29,193      27,046        7,449
    current assts
    Deferred tax assets                        808      26,116          206

    Total current assets                   864,386     573,672      220,563

    Investments
    Long-term trade receivables              6,400       6,350        1,633
    Marketable securities                        -     279,823            -
    Assets held for employee                17,779      17,786        4,537
    severance benefits
    Deferred tax assets                         55          57           14
    Property and equipment, net            175,098     171,104       44,679
    Other assets, net                      325,768     302,934       83,125
    Other intangible assets, net           162,972     174,640       41,585
    Goodwill                               416,888     416,888      106,376

    Total assets                         1,969,346   1,943,254      502,512

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                    $1 = NIS
                                                                       3.919
                                             June 30 December 31     June 30
                                                2009        2008        2009
                                          (Unaudited) (Audited)   (Unaudited)
                                              NIS thousands       $ thousands

    Current liabilities
    Short-term bank credit                     30,402    42,738       7,758
    Current maturities of long-term
    obligations                                 6,632    11,238       1,692
    Accounts payable                          136,071   148,580      34,721
    Current maturities of convertible          15,521    17,516       3,960
    debentures
    Current maturities of debentures           75,654   100,142      19,304
    Deferred tax liabilities                    1,428         -         364
    Other payable and accrued expenses        142,431   125,388      36,344
    Related parties payable                       606     3,223         155
    Total current liabilities                 408,745   448,825     104,298

    Long term liabilities
    Long-term obligations and other payables        -       760           -
    Convertible debentures                     71,493    84,857      18,243
    Debentures                                767,345   812,254     195,801
    Deferred tax liabilities                   58,748    46,856      14,991
    Liability for employee
    severance benefits                         35,294    34,626       9,005
    Total long term liabilities               932,880   979,353     238,040

    Total liabilities                       1,341,625 1,428,178     342,338

    Shareholders' equity                      418,689   324,604     106,836
    Non-controlling interest                  209,032   190,472      53,338

    Total equity                              627,721   515,076     160,174

    Total liabilities and
    shareholders' equity                    1,969,346 1,943,254     502,512

    Consolidated Statements of Operations

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        3.919
                                                                    Six-month
                     Three months period      Six months period        period
                            ended                  ended                ended
                            June 30                 June 30           June 30
                        2009       2008        2009       2008           2009
                    (Unaudited)(Unaudited) (Unaudited)(Unaudited) (Unaudited)
                          NIS thousands        NIS thousands      $ thousands

    Revenue               308,618  281,423     610,275  561,055      155,722

    Cost and operating
    expenses
    Cost of revenue       214,738  190,240     420,897  378,562      107,399
    Selling and marketing  37,868   40,473      78,130   82,550       19,936
    General and
    administrative         15,579   19,567      31,229   36,844        7,969
    Impairment and other
    expenses, net               -    2,062           -    6,922            -

    Total operating
    expenses              268,185  252,342     530,256  504,878      135,304

    Operating income       40,433   29,081      80,019   56,177       20,418
    Financial expenses
    (income), net          (4,268)  32,606     (31,701)  55,071       (8,089)

    Income (loss) before
    income taxes           44,701   (3,525)    111,720    1,106       28,507
    Income tax expenses    14,906    3,090      35,710    5,522        9,112

    Income (loss) after
    income
    tax expenses           29,795   (6,615)     76,010   (4,416)      19,395
    Net income attributable
    to non-
    controlling interest    6,588    1,497      19,960    3,047        5,093

    Net income (loss)      23,207   (8,112)     56,050   (7,463)      14,302

    Basic earnings (loss)
    per share
    Basic earnings (loss)
    per share                1.26    (0.37)       3.01    (0.33)        0.77

    Weighted average number
    of
    ordinary shares used in
    calculation
    of basic earnings per
    share                  18,367   21,845      18,644   22,388       18,644

    Diluted earnings (loss)
    per share
    Diluted earnings (loss)
    per share                1.26    (0.37)       2.93    (0.33)        0.75

    Weighted average number
    of shares used in
    calculation
    of diluted earnings
    per share              18,367   21,845      20,218   22,388       20,218




    Reconciliation Table of Non-GAAP Measures (NIS in thousands)

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        3.919
                                                                    Six-month
                     Three months period      Six months period        period
                            ended                  ended                ended
                            June 30                 June 30           June 30
                        2009       2008        2009       2008           2009
                    (Unaudited)(Unaudited) (Unaudited)(Unaudited) (Unaudited)
                        NIS thousands           NIS thousands     $ thousands

    GAAP operating
    income               40,433    29,081      80,019    56,177       20,418

    Adjustments
    Amortization of
    acquired
    intangible assets     5,606     6,820      11,440    13,640        2,920
    Impairment and other
    expenses, net             -     2,062           -     6,922            -
    Stock compensation
    in
    accordance with SFAS
    123(R)                1,239       950       2,478       950          632

    Non-GAAP adjusted
    operating income     47,278    38,913      93,937    77,689       23,970

    GAAP tax expenses,
    net                  14,906     3,090      35,710     5,522        9,112

    Adjustments

    Amortization of
    acquired
    intangible assets
    Included in tax
    expenses, net         1,487     1,841       2,974     3,683          759

    Non-GAAP tax
    expenses, net        16,393     4,931      38,684     9,205        9,871

    Net income (loss)
    as reported          23,207    (8,112)     56,050    (7,463)      14,302

    Non-controlling
    interest in
    operations of
    consolidated
    subsidiaries          6,588     1,497      19,960     3,047        5,093
    Income tax
    expenses             14,906     3,090      35,710     5,522        9,112
    Impairment and other
    expenses, net             -     2,062           -     6,922            -
    Stock compensation
    in
    accordance with SFAS
    123(R)                1,239       950       2,478       950          632
    Financial expenses
    (income),
    net                  (4,268)   32,606     (31,701)   55,071       (8,089)
    Depreciation and
    amortization         28,878    28,673      56,687    56,994       14,465

    Adjusted EBITDA      70,550    60,766     139,184   121,043       35,515



    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                    (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: August 13, 2009